Appendix 4D
Half year report
Period ended 31 December 2004

DIRECTORS’ REPORT

Your Directors submit their report for the half-year ended 31 December 2004.

DIRECTORS

The names of the Directors of the company in office during the financial period and until the date of this report are:

Dr Roger Brimblecombe - Non-Executive Chairman
Mr Gavin John Rezos - Managing Director
Dr Roger Aston - Director, Strategy
Mrs Alison Ledger - Non-executive Director appointed 2 August 2004
Mr Stephen Lake - Non-executive Director appointed 2 August 2004

The Directors were in office for the entire period unless otherwise stated.

REVIEW AND RESULTS OF OPERATIONS

Financial Results

For the half year ending 31 December 2004 the consolidated entity incurred a net operating loss of $7,194,808 (31 December 2003: $3,328,707). After deducting the outside equity interest the loss attributable to members of pSivida is $6,795,612 (31 December 2003: $1,882,275). The increase in loss compared to the previous corresponding period is mainly a result of having acquired the remaining shares in pSiMedica that the Company did not already own, with the result of consolidating 100% of the subsidiaries costs. Research and development costs expended by pSiMedica and pSiOncology totalled $3,688,062 (an average of $614,677 per month) compared to $2,653,527 for the period to 31 December 2003. Corporate Office costs expended by pSivida increased to $3,905,247 (an average of $650,874 per month) compared to $749,838 for the period 31 December 2003, mainly due to unrealised foreign exchange losses amounting to $1,487,066 arising mainly on cash deposits held, the listing on the NASDAQ National Market and increases in consulting fees.

The ratio of research and development expenditure to total costs is 65% (31 December 2003: 78%) after the deduction of unrealised foreign exchange losses and direct NASDAQ listing costs from total costs.

The consolidated cash position as at 31 December 2004 is $22,000,602 (31 December 2003: $7,789,390).

Financing Activities

•	During the half year ending 31 December 2004 the company raised $3,666,500 through the exercise of options previously issued with an expiry date of 31 December 2004.

Investing Activities

•
On 4 August 2004 the Company completed the $58 million acquisition of the pSiMedica shares that it did not already own with pSiMedica becoming a wholly owned subsidiary of the Company. Immediately following the Acquisition, QinetiQ plc (formerly DERA, the UK Government Research and Development Agency) held 35,699,629 Ordinary Shares, which as at the date of this report constitues approximately 16.3% of the issued Shares of the Company.

Appenxix 4D Page 1

Appendix 4D
Half year report
Period ended 31 December 2004

•	On 24 August 2004, the Company incorporated AION Diagnostics Limited, an Australian resident wholly powned subsidiary of the Company to focus on developing the diagnostic applications of BioSiliconTM.

Other Highlights and Announcements for the period

•	Top 5 Global Pharmaceutical Company to Evaluate BioSiliconTM for Drug Delivery

In December pSivida signed an agreement with an undisclosed top 5 global pharmaceutical company for the staged evaluation of BioSiliconTM in drug delivery. The agreement covers the evaluation of BioSiliconTM for the controlled release of a number of selected compounds. The pharmaceutical company will fund the direct costs of the programme. The company expects to announce similar agreements with other pharmaceutical companies during 2005.

•	ITOCHU -Development and Commercialization of Products in Japan & Asia

An agreement was signed with one of the world’s largest companies, ITOCHU Corporation of Japan, to develop and commercialize BioSiliconTM in Japan & Asia. The agreement covers opportunities for production distribution, direct investment, licensing and co-operative development programmes. While the agreement will initially focus on pSivida’s existing potential applications including BrachySilTM, the agreement also provides for the development of new BioSiliconTM products in the rapidly growing area of food technology, where ITOCHU has considerable experience.

•	Positive Interim Clinical Trial Results for BrachySilTM

During October pSivida announced interim data analysis from its Phase IIa trial for BrachySilTM for the treatment of inoperable primary liver cancer. The interim results confirmed expectations that BrachySilTM is safe and effective at tumor regression. The first 4 patients, all with inoperable primary liver cancer, showed no product related side effects and up to 60% regression of tumors.

Significantly after the balance date pSivida announced further interim results from the second patient cohort which further demonstrated the safety of BrachySilTM, with increased efficacy. Average tumor regression of 80% was demonstrated with 100% regression in some smaller tumors. Following the conclusion of the Phase IIa trial pSivida intends to commence a dose profiling study to determine the optimum dosage for highest tumor regression. Leading into the commencement of pivotal registration trials in 2005.

In line with pSivida’s commercialisation strategy for BrachySilTM it intends to expand its use to a range of other solid cancer tumors and expects to commence a Phase IIa trial in a second cancer indication such as pancreatic cancer, later this year.

•	100% Acquisition of pSiMedica and pSiOncology

During the period pSivida acquired 100% of its UK operating subsidiary pSiMedica Ltd and Singapore operating subsidiary pSiOncology Pte Ltd. The acquisition has simplified the ownership structure of the BioSilicon™ technology platform and serves to further broaden the Company’s appeal with overseas institutional investors. pSivida acquired those shares held by strategic partners QinetiQ and other minority shareholders. QinetiQ, one of the largest research and development companies in Europe and UK government majority owned, has become pSivida’s largest shareholder.

•	AION Diagnostics - A New Spinout Company for pSivida

Appenxix 4D Page 2

Appendix 4D
Half year report
Period ended 31 December 2004

 pSivida has recently incorporated AION Diagnostics in Australia to develop diagnostic applications for BioSilicon™. pSivida has seed funded AION Diagnostics through an investment of A$1.2M and has licensed diagnostic and sensor applications of the BioSilicon™ platform technology. pSivida’s Dr Anna Kluczewska has been appointed the Managing Director of AION Diagnostics. Development of diagnostic applications will examine the utilization of the biodegradable, optical, semi conductor and micro machining properties of BioSilicon™. AION Diagnostics will look to develop products through strategic collaborations with Universities and research institutions and industry partners and will seek grant funding in Australia and the United States.

•	Frost & Sullivan - Excellence in Research Award

pSivida was awarded the 2004 Frost & Sullivan Excellence in Research Award for its work in the area of Nanomedicine. In “Nanomedicine - Global Technology Developments and Growth Opportunities” Frost & Sullivan announced its 2004 Science and Technology Awards recognizing pSivida’s commitment to research in the core area of controlled release drug delivery and diagnostics. The award is bestowed upon the company that has carried out new ‘disruptive’ research and recognizes a company’s research and development program that has or is expected to bring significant contributions to the industry in terms of adoption, change and competitive posture.

Significant Highlights and Announcements after the balance date

•	NASDAQ National Market Listing

In January pSivida listed on NASDAQ via a Level II American Depositary Receipts (ADR) programme appointing Citigroup as its Depositary Bank to administer the ADR programme. Citigroup’s Depositary Receipt Services provides pSivida with a gateway to the resources of Citigroup and the means to diversify its shareholder base and increase liquidity in the US, the world’s most important capital market.

Coupled with the listing pSivida is intending to make appointments for the positions of U.S. CEO and U.S. Head of Business Development. These important roles will provide the Company with a strong local presence to increase the sourcing and securing of licensing and commercialization opportunities for BioSiliconTM in the U.S.

Auditor’s Independence Declaration

We have obtained an independence declaration from our auditors, Ernst & Young. This is included on page 16 of this half-year financial report.

Dated at Perth, 28 February 2004 and signed in accordance with a resolution of the directors.

Mr G Rezos
Managing Director

Appenxix 4D Page 3

Appendix 4D
Half year report
Period ended 31 December 2004

Appendix 4D

Half year report

Name of entity:
PSIVIDA LIMITED

ABN or equivalent company reference:	Reporting period:	Previous corresponding period:
78 009 232 026	Period ended 31 December 2004	Period ended 31 December 2003

2. Results for announcement to the market
$A

2.1 Revenues from ordinary activities	up/~~down~~	434%	to	398,501

2.2 Loss from ordinary activities after tax attributable to members	up/~~down~~	261%	to	6,795,612(1)

2.3 Net Loss for the period attributable to members	up/~~down~~	261%	to	6,795,612(1)

2.4 Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil¢ Nil¢	N/A¢ N/A¢

2.5 +Record date for determining entitlements to the dividends	N/A

2.6	Brief explanation of any of the figures reported above (see Note 1) to enable the figures to be understood:

(1)   The increase in loss compared to the previous corresponding period is a result of having acquired the remaining shares in pSiMedica that the Company did not already own, with the result of consolidating 100% of the subsidiaries costs. The increase in revenues is primarily due to an increase in interest income received in relation to cash deposits held. In addition, the increased expenditure on research and development from $2,653,527 to $3,688,062. A comparison of corporate office expenditure between the two periods also shows an increase from $749,838 to $3,905,247, mainly due to foreign exchange losses amounting to $1,487,066 arising mainly on cash deposits held, the listing on the NASDAQ and increases in consulting fees.

3. NTA backing	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security Net asset backing per +ordinary security	10.46 cents 40.78 cents	4.27 cents 9.75 cents

Appenxix 4D Page 4

Appendix 4D
Half year report
Period ended 31 December 2004

Condensed Statement of Financial Performance

	Consolidated
	6 months ended 31 December 2004	6 months ended 31 December 2003
	$	$
Revenues from ordinary activities	398,501	74,658
Corporate office expenses	3,905,247	749,838
Research and development	3,688,062	2,653,527
Loss from ordinary activities before income tax	(7,194,808)	(3,328,707)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after income tax	(7,194,808)	(3,328,707)
Loss from extraordinary item after income tax benefit	-	-
Net Loss	(7,194,808)	(3,328,707)
Net loss attributable to outside equity interest	(399,196)	(1,446,432)
Net loss attributable to members of pSivida Limited	(6,795,612)	(1,882,275)
Net exchange difference on translation of financial report of foreign controlled entity	(127,279)	(48,059)
Share issue cost	(27,422)	(336,706)
Total revenues, expenses and valuation adjustments attributable to members of pSivida Limited and recognised directly in equity	(154,701)	(384,765)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of pSivida Limited	(6,950,313)	(2,267,040)

Basic earnings per share (cents per share)	(3.46)	(1.62)
Diluted earnings per share (cents per share)	(3.46)	(1.62)

This half yearly report it is to be read in conjunction with the most recent annual financial report.

Appenxix 4D Page 5

Appendix 4D
Half year report
Period ended 31 December 2004

Condensed Statement of Financial Position

	Consolidated
	31 December	30 June
	2004	2004
	$	$
Current Assets
Cash	22,000,602	31,350,656
Receivables	246,437	340,482
Other	93,310	38,958
Total Current Assets	22,340,349	31,730,096

Non-Current Assets
Plant and equipment	1,756,367	669,699
Other non-current assets	16,587	32,641
Intangible assets	65,762,018	7,934,622
Total Non-Current Assets	67,534,972	8,636,962
Total Assets	89,875,321	40,367,058

Current Liabilities
Payables	1,431,127	1,938,115
Provisions	8,034	-
Total Current Liabilities	1,439,161	1,938,115
Total Liabilities	1,439,161	1,938,115
Net Assets	88,436,160	38,428,943

Equity
Parent entity interest
Contributed equity (see note 1 below)	107,883,836	49,957,982
Reserves	538,395	78,220
Accumulated losses (see note 2 below)	(19,986,071)	(13,190,459)
Total parent entity interest in equity	88,436,160	36,845,743
Total outside equity interest	-	1,583,200
Total Equity	88,436,160	38,428,943

This half yearly report it is to be read in conjunction with the most recent annual financial report.

A$
Note 1 - Movement in contributed equity:

Opening balance 30 June 2004	49,957,982
Shares issued - August 2004 for shares not previously owned in pSiMedica	54,286,776
Share issue costs written off	(27,422)
Options exercised	3,666,500
Closing balance 31 December 2004	107,883,836

Note 2 - Movement in accumulated losses:

Opening balance 30 June 2004	13,190,459
Loss for the period	6,795,612
Closing balance 31 December 2004	19,986,071

Appenxix 4D Page 6

Appendix 4D
Half year report
Period ended 31 December 2004

Condensed Statement of Cash Flows

	Consolidated
	6 months ended 31 December 2004	6 months ended 31 December 2003
	$	$
Cash Flows From Operating Activities
Payments to all suppliers, employees and consultants	(1,976,389)	(736,805)
Interest received	384,622	75,655
Research and development expenditure	(3,734,578)	(3,037,735)
Other Income	13,880	100
Goods and Services Tax received from ATO	(23,413)	31,262
Net Cash Flows Used in Operating Activities	(5,335,878)	(3,667,523)

Cash Flows From Investing Activities
Purchase of property, plant and equipment	(1,459,773)	(140,763)
Additional equity contributions received by subsidiary	-	7,262,164
Cash paid for equity increase in controlled entity	(4,644,966)	(4,841,443)
Net cash held by subsidiary on acquisition	-	-
Net Cash Flows From / (Used in) Investing Activities	(6,104,739)	2,279,958

Cash Flows From Financing Activities
Proceeds from issues of ordinary shares	3,666,500	8,444,977
Payment of share issue costs	(27,422)	(336,706)
Net Cash Flows From Financing Activities	3,639,078	8,108,271
Net Increase/(Decrease) In Cash Held	(7,801,539)	6,720,706
Add opening cash brought forward	31,350,656	1,180,134
Effects of exchange rate changes on cash	(1,548,515)	(111,450)
Closing Cash Carried Forward	22,000,602	7,789,390

This half yearly report it is to be read in conjunction with the most recent annual financial report.

Appenxix 4D Page 7

Appendix 4D
Half year report
Period ended 31 December 2004

4. Control gained over entities having material effect

Name of entity (or group of entities)	N/A

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired
$ N/A
Date from which such profit has been calculated

Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ N/A
Date to which the profit (loss) in item 14.2 has been calculated

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period
$ N/A

Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ N/A

Appenxix 4D Page 8

Appendix 4D
Half year report
Period ended 31 December 2004

5. Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A

+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)
N/A

If it is a final dividend, has it been declared? (Preliminary final report only)	N/A

Amount per security

	Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
(Preliminary final report only) Final dividend: Current year	NIL¢	N/A¢	N/A¢
Previous year	NIL¢	N/A¢	N/A¢
(Half yearly and preliminary final reports) Interim dividend: Current year	NIL¢	N/A¢	N/A¢
Previous year	NIL¢	N/A¢	N/A¢

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)

	Current year	Previous year
+Ordinary securities	N/A¢	N/A¢
Preference +securities	N/A¢	N/A¢
6. The +dividend or distribution plans shown below are in operation.
N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans		N/A

Appenxix 4D Page 9

Appendix 4D
Half year report
Period ended 31 December 2004

7. Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A	Previous corresponding period - $A
N/A
Total
Other material interests
N/A
Total

8. Foreign entities set of accounting standards used in compiling the report (IAS).

N/A

9. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

N/A
                                    28 February 2005
Sign here:  ............................................................ Date: .............................
            (Director/Company Secretary)

Aaron Finlay
Print name:  .........................................................

Appenxix 4D Page 10

Appendix 4D
Half year report
Period ended 31 December 2004

Notes to Appendix 4D

Segment reporting
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided.
Segment information in the layout employed in the entity’s +accounts should be reported separately and attached to this report.)

a) Business Segment - Primary Segment

The economic entity operates in only one business segment being the biotechnology sector.

b) Geographic Segment - Secondary Segment

	Australia		United Kingdom		Singapore		Eliminations		Consolidated
	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03	31/12/04	31/12/03

Segment Revenue	372,189	49,454	50,233	45,866	2,622	2,255	(26,543)	-	398,501	74,658
Segment Results	(3,533,058)	(700,384)	(3,466,808)	(2,548,509)	(202,018)	(79,814)	7,076	-	(7,194,808)	(3,328,707)

Basis of preparation of the half yearly financial report

This half year report is a general purpose report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB1029: “Interim Financial Reporting” and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views)

The same accounting policies adopted are consistent with those applied in the 30 June 2004 annual report.

Note that this half year report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half year financial report is read in conjunction with the annual financial statements of pSivida Limited as at 30 June 2004 together with any public announcements made by pSivida Limited and its controlled entities during the half year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

Subsequent events

On 27 January, 2005 the Company’s American Depositary Shares represented by American Depositary Receipts were listed and commenced trading on the NASDAQ’s National Market, under the ticker symbol PSDV.

Contingent liabilities

Since the last annual reporting date, there has been no change in any contingent liabilities or contingent assets.

International Financial Reporting Standards

Appenxix 4D Page 11

Appendix 4D
Half year report
Period ended 31 December 2004

In accordance with the Financial Reporting Council’s strategic directive, pSivida Limited will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (“AIFRS”) for annual reporting periods beginning on or after 1 January 2005. Accordingly, pSivida Limited’s first half-year report prepared under AIFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under AIFRS will be for the year ended 30 June 2006.

The company has recently commenced its review of accounting policies and financial reporting from current Australian Standards to AIFRS. Priority has been given to considering the preparation of an opening balance sheet in accordance with AIFRS equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for AIFRS in the future. At the date of this report, the directors of pSivida Limited have not yet finalised a high-level assessment of the impact of AIFRS on the consolidated entity, and consequently have not yet determined how they are going to manage the transition to AIFRS. However, the directors are monitoring the developments in AIFRS and the potential impact it will have on the consolidated entity, and expect to complete an impact study and commence a plan to prepare the consolidated entity to be AIFRS compliant shortly.

While no decision has yet been made as to the policy alternatives to be applied or the extent to which it will affect the consolidated entity, the directors of pSivida Limited have identified the following as being the key accounting policy differences expected to arise on transitioning to AIFRS’s. This does not represent an exhaustive list of the differences that will arise, and further analysis may change the consolidated entity’s assessment of the importance or otherwise of the various differences:

•
First time adoption - On first-time adoption of AIFRS, the consolidated entity will be required to restate its comparative balance sheet such that the comparative balances presented comply with the requirements specified in AIFRS’s. That is, the balances that will be presented in the financial report for the year ended 30 June 2005 may not be the balances that will be presented as comparative numbers in the financial report for the following year, as a result of the requirement to retrospectively apply the AIFRS. In addition, certain assets and liabilities may not qualify for recognition under AIFRS, and will need to be derecognised. As any adjustments on first-time adoption are to be made against opening retained earnings, the amount of retained earnings at 30 June 2004 presented in the 2005 financial report and the 2006 financial report available to be paid out as dividends may differ significantly.

Various voluntary and mandatory exemptions are available to the consolidated entity on first-time adoption, which will not be available on an ongoing basis. The exemptions provide relief from retrospectively accounting for certain balances, instruments and transactions in accordance with AIFRS, and includes relief from having to restate past business combinations, expense share-based payments granted before 7 November 2002, and the identification of a ‘deemed cost’ for property, plant and equipment.

The impact on pSivida Limited of the changes in accounting policies on first-time adoption of AIFRS will be affected by the choices made. The consolidated entity is evaluating the effect of the options available on first-time adoption in order to determine the best possible outcome for the consolidated entity.

•
Intangibles - Under AASB 138 “Intangible Assets”, costs incurred in the research phase of the development of an internally generated intangible must be expensed. The group’s policy is to expense costs associated with research and development.

•
Impairment - Under AASB 136 “Impairment of Assets”, the recoverable amount of an asset is determined as the higher of its net selling price and value in use. The company’s existing policy is to determine recoverable amount of its non-current assets on un-discounted cashflows. The likely impact of these changes on asset balances has not currently been determined;

•
Income Tax - The consolidated entity currently recognises deferred taxes by accounting for the differences between accounting profits and taxable income, which give rise to ‘permanent’ and ‘timing’ differences. Under AIFRS, deferred taxes are measured by reference to the ‘temporary differences’ determined as the difference between the carrying amount and the tax base of assets and liabilities recognised in the balance sheet.

Appenxix 4D Page 12

Appendix 4D
Half year report
Period ended 31 December 2004

Because AIFRS has a wider scope than the entity’s current accounting policies, it is likely that the amount of deferred taxes recognised in the balance sheet will increase. In particular, significant increases in deferred tax liabilities are anticipated in relation to deferred taxes associated with fair value adjustments and intangibles arising in relation to pre-transition business combinations, revaluations of land and buildings and investments in associates.

The consolidated entity also has carried forward tax losses which have not been recognised as deferred tax assets as they do not satisfy the ‘virtually certain’ criteria under current Australian GAAP. Under A-IFRS, it may be easier to recognise these tax losses as deferred tax assets as they are recognised based on a ‘probable’ recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognised deferred tax assets on a go-forward basis.

Adjustments to the recognised amounts of deferred taxes will also result as a consequence of adjustments to the carrying amounts of assets and liabilities resulting from the adoption of other AIFRS. The likely impact of these changes on deferred tax balances has not currently been determined;

•
Foreign Currency - Under AASB 121 “The effects of changes in foreign exchange rates”, the company will be required to consider the currency of the primary economic environment in which the company operates. It is unlikely the adoption of this standard will result in a material impact to the company’s opening balance sheet, however going forward whilst the functional currency of the parent may remain Australian Dollars, the functional currency of the subsidiaries may be determined to be euros or pounds sterling; and

•
Share based payments - Share-based compensation forms part of the remuneration of employees of the consolidated entity (including executives) as disclosed in the notes to the financial statements. The consolidated entity does not recognise an expense for any share-based compensation granted. Under AASB 2 “Share based payments”, the consolidated entity will be required to recognise an expense for such share-based compensation. Share-based compensation is measured at the fair value of the share options determined at grant date and recognised over the expected vesting period of the options. A reversal of the expense will be permitted to the extent non-market based vesting conditions (e.g. service conditions) are not met. The entity will not retrospectively recognise share-based payments vested before 1 January as permitted under AIFRS first time adoption. Quantification of the impact on equity and in the income statement of the existing share options granted as remuneration has not been completed at the reporting date.

•
Business Combination - AASB 127 “Consolidated and Separate Financial Statements” requires the acquisition by a parent of additional ownership interests in a subsidiary subsequent to the parent obtaining control of that subsidiary to be accounted for based on values at the date control was obtained. The Company’s existing policy is to account for the acquisition of additional interests using step acquisition which involves the separate determination and recognition of the fair values of the net assets of the subsidiary on the date of acquisition. The likely impact of this change is a lower intangible balance than what is currently recognised under current Australian GAAP. This difference has not been quantified.

Appenxix 4D Page 13

Appendix 4D
Half year report
Period ended 31 December 2004

PSIVIDA LIMITED
(ABN 78 009 232 026)
AND CONTROLLED ENTITIES

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of pSivida Limited, I state that:-

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity:

(i)	give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	comply with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board
GAVIN REZOS
Director

Perth
Date: 28 February 2005

Appenxix 4D Page 14

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of pSivida Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both pSivida Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is referred to in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising pSivida Limited and the entities it controlled during the period is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the period ended on that date; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

T. Tidy

V W Tidy
Partner
Perth
Date: 28 February 2005

Appendix 4D Page 15

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of pSivida Limited

In relation to our review of the financial report of pSivida Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

V W Tidy
Partner
Perth
Date: 28 February 2005

Appendix 4D Page 16